# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RIVERNORTH OPPORTUNITIES FUND, INC., CIK 0001501072
CUSIP: 76881Y*27
Title of class of securities: Series B Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 360 S. ROSEMARY AVE., SUITE 1420, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001333986

## Reporting persons
- Equitable Holdings, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,404,000; shared voting power 0; sole dispositive power 1,404,000; shared dispositive power 0; aggregate amount beneficially owned 1,404,000 (47% of the class)

## Item 1. Issuer
Name of issuer: RIVERNORTH OPPORTUNITIES FUND, INC.
Address of issuer's principal executive offices: 360 S. ROSEMARY AVE., SUITE 1420, WEST PALM BEACH, FLORIDA, 33401.

## Item 2. Person Filing
Name of person filing: Equitable Holdings, Inc.
Address of principal business office or, if none, residence:
1345 AVENUE OF THE AMERICAS, NEW YORK, NY, 10105

All media outlets, please contact Erik Bass (212-314-2476) with any questions.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,404,000
Percent of class: 47% based upon 3,000,000 Series B Shares outstanding as of September 30, 2026.
Sole power to vote or to direct the vote: 1,404,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,404,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Equitable Holdings, Inc.: Anthony Bruccoleri, Lead Director, Equitable Life Insurance Company (10/09/2026)